UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Diamond Resorts International, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
25272T 104
(CUSIP Number)
Stephen J. Cloobeck
10600 West Charleston Boulevard
Las Vegas, NV 89135
(702) 684-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 31, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be ‘filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 25272T104 13D/A Page 2 of 7

1	Names of reporting persons Cloobeck Diamond Parent, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,871,633
	8	Shared voting power 0
	9	Sole dispositive power 15,871,633
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 15,871,633
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 20.98% (1)
14	Type of reporting person OO

(1)	Based on 75,660,588 outstanding shares of common stock of the Issuer as of October 31, 2014.

CUSIP No. 25272T104 13D/A Page 3 of 7

1	Names of reporting persons The Chantal Cloobeck Separate Property Trust
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,073,949
	8	Shared voting power 0
	9	Sole dispositive power 1,073,949
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,073,949
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.42% (2)
14	Type of reporting person OO

(2)	Based on 75,660,588 outstanding shares of common stock of the Issuer as of October 31, 2014.

CUSIP No. 25272T104 13D/A Page 4 of 7

1	Names of reporting persons Stephen J. Cloobeck
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,986,339 (3)
	8	Shared voting power 6,041,250 (4)
	9	Sole dispositive power 15,986,339 (3)
	10	Shared dispositive power 6,041,250 (4)
11	Aggregate amount beneficially owned by each reporting person 22,027,589 (3)(4)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 29.07% (5)
14	Type of reporting person IN

(3)
Includes (i) 114,706 shares of common stock issuable upon exercise of an option held by Mr. Cloobeck which is currently vested and (ii) an aggregate of 15,871,633 shares of common stock held by Cloobeck Diamond Parent, LLC, of which Mr. Cloobeck is the sole manager.

(4)
Includes 4,535,426 shares of common stock issuable upon exercise of a fully-exercisable call option from DRP Holdco, LLC and 431,875 shares of common stock issuable upon exercise of a fully-exercisable call option from Silver Rock Financial LLC and other entities affiliated therewith; each such call option is held by 1818 Partners, LLC. Mr. Cloobeck is the sole manager of Cloobeck Companies, LLC, a managing member of 1818 Partners, LLC. Also includes 1,073,949 shares of common stock held by The Chantal Cloobeck Separate Property Trust, of which Mr. Cloobeck is the co-managing trustee.

(5)	Based on 75,660,588 outstanding shares of common stock of the Issuer as of October 31, 2014.

CUSIP No. 25272T104 13D/A Page 5 of 7

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends the Schedule 13D filed by Cloobeck Diamond Parent, LLC (“CDP”), The Chantal Cloobeck Separate Property Trust and Stephen J. Cloobeck (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on August 5, 2013, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 to such Schedule 13D filed on April 14, 2014, June 13, 2014, August 18, 2014 and October 3, 2014, respectively (as so amended, the “Schedule 13D”).
This Amendment No. 5 is being filed by the Reporting Persons to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended by adding the following:
On October 31, 2014, CDP terminated (effective immediately) the Rule 10b5-1 Plan previously entered into with J.P. Morgan Securities LLC pursuant to Rule 10b5-1(c) under the Exchange Act. An aggregate of 754,764 shares of Common Stock, out of the aggregate 2,000,000 shares of Common Stock originally authorized for sale under the 10b5-1 Plan, were sold under the 10b5-1 Plan prior to its termination.
The Amended Stockholders Agreement covers, as of the end of the day on October 31, 2014, an aggregate of 34,458,666 shares of Common Stock, representing approximately 45.55% of the outstanding Common Stock.
Item 5. Interest in Securities of the Issuer.
Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:
(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 22,027,589 shares of Common Stock as of the end of the day on October 31, 2014, representing approximately 29.07% of the Issuer’s outstanding Common Stock (based on 75,660,588 shares of Common Stock outstanding).
(b) Mr. Cloobeck has sole voting power and sole dispositive power with regard to (i) 114,706 shares of Common Stock underlying options held by him and (ii) 15,871,633 shares of Common Stock held by CDP, of which Mr. Cloobeck is the sole manager. Mr. Cloobeck has shared voting power and shared dispositive power with regard to (A) 4,967,301 shares of Common Stock underlying the Call Options held by 1818 Partners, as the sole manager of Cloobeck Companies, LLC, which is one of the managing members of 1818 Partners, and (B) 1,073,949 shares of Common Stock held by CCSPT, of which he is the co-managing trustee. CDP has sole voting power and sole dispositive power with regard to 16,055,575 shares of Common Stock held by it. CCSPT has sole voting power and sole dispositive power with regard to 1,073,949 shares of Common Stock held by it.
The share ownership reported for the Reporting Persons does not include any shares of Common Stock owned by the other parties to the Amended Stockholders Agreement, except to the extent disclosed in this Schedule 13D. Each Reporting Person is deemed to be a member of a “group” for purposes of the Exchange Act with the other parties to the Amended Stockholders Agreement. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Amended Stockholders Agreement, except to the extent disclosed in this Schedule 13D.
(c) No transactions in the Common Stock have been effected by the Reporting Persons since the filing by the Reporting Persons of Amendment No. 4 to the Schedule 13D with the SEC on October 3, 2014, except for the following sales of shares of Common Stock, in each case in open market transactions by CDP pursuant to the Rule 10b5-1 Plan established by CDP and J.P. Morgan and terminated on October 31, 2014:

CUSIP No. 25272T104 13D/A Page 6 of 7

Date	Shares	Weighted Average Sale Price per Share (1)	Price Range (2)
10/03/2014	12,600	$22.1215	$21.92 - $22.26
10/06/2014	14,236	$22.0729	$21.98 - $22.22
10/07/2014	25,093	$22.0948	$21.79 - $22.26
10/08/2014	49,826	$22.4338	$21.88 - $22.61
10/09/2014	63,654	$22.6377	$22.45 - $22.80
10/10/2014	18,533	$22.3207	$21.92 - $22.78

(1)
For each row, reflects the weighted average sale price per share for multiple sales on the date set forth in the first column under the heading “Date.” CDP undertakes to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the fourth column under the heading “Price Range.”

(2)	For each row, reflects the price range at which shares were sold in multiple sales transactions on the date set forth in the first column under the heading “Date.”

CUSIP No. 25272T104 13D/A Page 7 of 7

SIGNATURE
After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: November 3, 2014

CLOOBECK DIAMOND PARENT, LLC

/s/ Jared T. Finkelstein, as attorney-in-fact for Cloobeck Diamond Parent, LLC
Jared T. Finkelstein, attorney-in-fact for Cloobeck Diamond Parent, LLC

THE CHANTAL CLOOBECK SEPARATE PROPERTY TRUST

/s/ Jared T. Finkelstein, as attorney-in-fact for The Chantal Cloobeck Separate Property Trust
Jared T. Finkelstein, attorney-in-fact for The Chantal Cloobeck Separate Property Trust

/s/ Jared T. Finkelstein, as attorney-in-fact for Stephen J. Cloobeck
Jared T. Finkelstein, attorney-in-fact for Stephen J. Cloobeck